FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK'), announces the following Directors and Persons Discharging Managerial Responsibilities ('PDMR') acquired Ordinary Shares ('Shares') in the Company on 1 December 2015 on the exercise of options granted on 1 December 2012 under GSK's ShareSave Plan at an option price of £11.59 per Share.

Director/PDMR	Shares
Sir Andrew Witty	776
Mr R Connor	776
Mr S Dingemans	310
Mr D Redfern	776
Mr P Thomson	465
Dr P Vallance	776

The Company and the above-mentioned persons were advised of this transaction on 1 December 2015.

V A Whyte
Company Secretary

1 December 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 01, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc